Exhibit 3.1

AMENDMENT TO RESTATED CERTIFICATE OF

INCORPORATION OF NEWELL BRANDS INC.

Newell Brands Inc. (the “Corporation”) organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

1.

That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The proposed amendment is as follows:

(a)	Article FIFTEENTH of the Restated Certificate of Incorporation shall be amended by replacing the Article thereof numbered FIFTEENTH so that, as amended, Article FIFTEENTH shall be and read as follows:

FIFTEENTH: No person who was or is a director or officer of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) with respect to directors, under Section 174 of the Delaware General Corporation Law; (iv) for any transaction from which the director or officer derived an improper personal benefit, or (v) with respect to officers, in any action by or in the right of the Corporation. If the Delaware General Corporation Law is amended after the effective date of this Article to further eliminate or limit, or to authorize further elimination or limitation of, the personal liability of directors or officers, for breach of fiduciary duty as a director or officer, then the personal liability of a director or officer, to this Corporation or its stockholders shall be eliminated or limited to the full extent permitted by the Delaware General Corporation Law, as so amended. For purposes of this Article, “fiduciary duty as a director or officer” shall include any fiduciary duty arising out of serving at the request of this Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. For purposes of this Article Fifteenth, “officer” shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as the same exists or hereafter may be amended.

Any repeal or modification of the foregoing paragraph by the stockholders of this Corporation shall not adversely affect the elimination or limitation of the personal liability of a director or officer for any act or omission occurring prior to the effective date of such repeal or modification. This provision shall not eliminate or limit the liability of a director or officer for any act or omission occurring prior to the effective date of this Article.

2.

That thereafter, pursuant to a resolution of the Board of Directors, the annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

3.	This amendment of the Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by an authorized officer on this 9th day of May, 2024.

By:	/s/ Bradford R. Turner
Name:	Bradford R. Turner
Title:	Chief Legal and Administrative Officer and Corporate Secretary